[Skadden Letterhead]

March 3, 2006

BY EDGAR CORRESPONDENCE

AND BY ELECTRONIC MAIL

Jeffrey B. Werbitt, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Room 3628, 100 F Street, N.E.

Washington D.C. 20549

RE:	Continuing Material Violations of the Proxy Rules by

Relational Investors LLC

Dear Mr. Werbitt:

I am writing once again on behalf of our client, Sovereign Bancorp, Inc. ("Sovereign" or the "Company"), to bring to the attention of the Staff (the "Staff") of the Securities and Exchange Commission a continuing and willful pattern of materially false and misleading statements being made on a regular basis by Relational Investors LLC ("Relational") and its principal, Mr. Ralph Whitworth.

A.	CONTINUING PREDICTIONS OF VICTORY BY MR. WHITWORTH IN DIRECT VIOLATION OF NOTE (d) TO RULE 14a-9.

In Section B of each of our letters dated January 9, 2006 and February 7, 2006, we brought to the attention of the Staff numerous impermissible predictions of victory in the pending proxy contest made by Mr. Whitworth and other employees of Relational in direct violation of Note (d) to Rule 14a-9. While we obviously do not know with certainty whether the Staff has directed Mr. Whitworth and Relational to cease such unlawful statements, we must assume that the Staff has given such direction. Mr. Whitworth appears to be intentionally ignoring any such directive from the Staff and he willfully continues to make impermissible predictions of victory. The Staff should not countenance these willful violations of Rule 14a-9 by Relational and Mr. Whitworth, and we urge that all appropriate action be taken against them.

Four of Mr. Whitworth's more recent predictions of victory (which were included in the articles we e-mailed to the Staff on February 27, 2006) are (emphasis added):

Jeffrey B. Werbitt, Esq.

March 3, 2006

-	Financial Times, February 7, 2006, by John Dizard: Quotes Mr. Whitworth as saying, "If the vote where held today, they [management] would be gone."
-	Reading Eagle, February 26, 2006, by Tony Lucia: States that "Whitworth said he believes that . . . he and [Relational principal David] Batchelder will win seats."
-

Reading Eagle, February 26, 2006, No Author Cited: In response to the question "How would you gauge your chances of winning seats on Sovereign's board at the annual meeting?", Mr. Whitworth is quoted as saying "It won't even be close. ... for them it's like pumping the bilge on the Titanic."

-	Reading Eagle, February 26, 2006, No Author Cited: Quotes Mr. Whitworth as saying "He's (Sidhu) going to have to be accountable and when he is, he'll be history."
B.	FALSE AND MISLEADING ASSERTIONS REGARDING THE COMPANY'S VALUATION IN DIRECT VIOLATION OF NOTE (a) TO RULE 14a-9.

In Section L of our letter dated October 26, 2005, we brought to the Staff's attention numerous materially false and misleading assertions about the Company's valuation in Relational's preliminary proxy statement filed on October 20, 2005 on Schedule 14A. Since that time, Mr. Whitworth has repeatedly violated Note (a) to Rule 14a-9 by making predictions as to the future market value of Sovereign's stock. Additionally, SEC Release 34-16833 (May 23, 1980) (the "Valuation Release") requires that valuation claims be made "in good faith and on a reasonable basis" and be "accompanied by disclosure which facilitates shareholder's understanding of the basis for and the limitations of the projected values." Mr. Whitworth's assertions regarding the Company's share price valuation are in clear violation of the Valuation Release and Note (a) to Rule 14a-9, as such statements are not made in good faith and on a reasonable basis and are not accompanied by disclosures which facilitate shareholder's understanding of the basis for and the limitations of the projected values. Again, we assume that the Staff has warned Mr. Whitworth regarding his and Relational's violations of Rule 14a-9 and the Valuation Release, and it is evident that Mr. Whitworth again has willfully violated the proxy rules. We urge the Staff to take all appropriate action against Mr. Whitworth and Relational.

Five of Mr. Whitworth's more recent predictions of value (which were included in the articles we e-mailed to the Staff on February 27, 2006) are (emphasis added):

-	Reading Eagle, February 26, 2006, by Tony Lucia: States that Mr. "Whitworth said Sovereign stock is severely underpriced".

Jeffrey B. Werbitt, Esq.

March 3, 2006

-	Reading Eagle, February 26, 2006, by Tony Lucia: Quotes Mr. Whitworth as stating "If those three areas were improved, their stock price should trade at a premium to their peers".
-	Reading Eagle, February 26, 2006, No Author Cited: Quotes Mr. Whitworth as saying "we believe the stock price would be 25 to 30 percent higher. In a good case, it would be 50 percent higher."
-	Reading Eagle, February 26, 2006, No Author Cited: Quotes Mr. Whitworth as saying "They're discounted because of a lack of credibility. They should be at $30 going to $44."
-

Financial Times, February 7, 2006, by John Dizard: Quotes Mr. Whitworth as saying, "We can get a 20 per cent increase in the stock price by changing perceptions by saying we will not waste equity and cash in the future."

C.	FALSE AND MISLEADING QUESTIONS CONTAINED IN THE REVISED SCRIPT

On January 24, 2006, Relational filed a script (the "Original Script") on Schedule 14A. As detailed in our letter to the Staff on January 27, 2006 (the "January 27 Letter"), every statement and every question in the Original Script was materially false and misleading. On February 27, 2006, Relational filed a revised script (the "Revised Script") on Schedule 14A. Although Relational revised certain of the questions in the Revised Script, the questions continue to be misleading and represent an unabashed attempt at misdirection and deception. For example, six of the seven questions continue to subtly and deceitfully begin by asking "Are you aware ...", thereby falsely implying that the subject matter of the question involves an improper or illegal action which was not been properly disclosed.

In our letter to the Staff dated February 7, 2006, in Section A, we noted the "when did you beat you stop beating your wife" implications of Relational's scripted questions. This has now been noticed by at least one Sovereign shareholder, who posted the following on the Sovereign "chat room" on Yahoo! with respect to the Revised Script (all emphasis is added):

Msg. 38980 (Feb. 27, 2006): "The questions they ask are pretty amazing

- kind of like "Have you stopped beating your wife?"

Merely asking "when did you stop beating your wife" style questions is a direct and intentional violation of Note (b) to Rule 14a-9. Relational incorrectly believes it can evade the requirements of the federal securities laws by posing questions rather than by making declaratory statements. This mocks the prohibitions of Rule 14a-9, and we urge the Staff to take all appropriate action to put an immediate stop to Relational's actions.

Certain questions contained in the Revised Script are:

Jeffrey B. Werbitt, Esq.

March 3, 2006

1.	"Question 1: Are you aware of the controversy with Sovereign’s Board of Directors?"

Question 1 in the Revised Script is identical to Question 1 in the Original Script. As was noted in Section B.1. of the January 27 Letter, such question is materially false and misleading given that there is no "controversy with Sovereign's Board of Directors". There is a dispute, started and pursued by Relational, between Sovereign and certain of its shareholders, including Relational, with respect to Sovereign's strategic direction.

2.

"Question 3: Are you aware of the business relationships between Sovereign Bank and Mr. Cameron Troilo, a member of Sovereign's Board of Directors, while he served as Chairman of the Board's Compensation Committee and also served on Sovereign Bank's Executive, Asset/Liability and Credit Risk and Risk Management Committees? Specifically, Mr. Troilo had average credit extensions exceeding $17 million from the end of 2002 until September 30, 2005, purchased a building from Sovereign with a loan from Sovereign and then leased the property back to Sovereign, and leases other commercial properties to Sovereign. Although no regulatory agency has found these transactions to violate its rules or regulations, do you think Sovereign should allow its Compensation Committee members to engage in significant transactions with the Company?"

Question 3 in the Revised Script (the "Revised Troilo Question") is very similar to Questions 3 and 4 in the Original Script (the "Original Troilo Questions"). Like the Original Troilo Questions, the Revised Troilo Question highlights the insidious manner in which the questions in the Revised Script subtly and deceitfully begin by asking "Are you aware ...", thereby implying that the subject matter of the question involves an improper or illegal activity on the part of Sovereign or its directors. Additionally, like the Original Troilo Questions, the clear and intended purpose and tone of the Revised Troilo Question is to mislead Sovereign's shareholders into falsely believing that the relationships of Sovereign with Mr. Troilo have not been disclosed. As detailed in Section B.3./B.4 of the January 27 Letter, the transactions between Sovereign and Mr. Troilo are proper and have been fully disclosed to Sovereign shareholders.

The most material difference between the Revised Troilo Question and the Original Troilo Questions is that the Revised Troilo Question concludes by asking: "[a]lthough no regulatory agency has found these transactions to violate its rules or regulations, do you think Sovereign should allow its Compensation Committee members to engage in significant transactions with the Company?" This statement, presumably in response to Staff comments, mocks the comment process by falsely implying that there was improper conduct, which has not yet been found to be in violation of applicable laws or rules.

Jeffrey B. Werbitt, Esq.

March 3, 2006

3.

"Question 4: Are you aware that last October Sovereign's Board of Directors agreed to sell approximately 23% of Sovereign's then outstanding common stock (19.8% on a pro forma basis) to a foreign bank? And that this foreign bank may acquire an additional 5% in the market or from Sovereign? Sovereign has declined to afford shareholders the chance to vote on this important transaction, even though many large shareholders have called for a shareholder vote as a matter of shareholder democracy and corporate governance best practices. Are you aware that Sovereign restructured the transaction to avoid a vote when the New York Stock Exchange told Sovereign a vote would be required? While the New York Stock Exchange and Sovereign are taking the position that shareholder approval is not required, Relational disagrees with that conclusion and has asked the SEC to consider this issue."

Question 4 in the Revised Script (the "Revised Santander Question") relates to the same topic as Question 5 in the Original Script (the "Original Santander Question"). Despite recognizing that the New York Stock Exchange has taken the position that no shareholder approval is required for Sovereign's transaction with Santander (the "Santander Transaction"), the Revised Santander Question is materially misleading because, like the Original Santander Question, it falsely implies that Sovereign has acted improperly by not conducting a shareholder vote on the Santander Transaction. As discussed in Section B.5. of the January 27 Letter, it is common practice for publicly traded companies not to seek shareholder approval of transactions when such approval is not required by law or stock exchange rules.

4.

"Question 5: Are you aware that Sovereign's Board of Directors has postponed the company's annual shareholder meeting from the date they indicated in their 2005 proxy statement, April 20 (which is consistent with when they've held these meetings for the last 10 years), to an undetermined date after August 31, 2006?"

Question 5 in the Revised Script (the "Revised Meeting Question") is very similar to Question 6 in the Original Script (the "Original Meeting Question"). Both questions assert that Sovereign had scheduled its 2006 annual meeting of shareholders (the "2006 Annual Meeting") to be held in April and then postponed the 2006 Annual Meeting. The most material difference between the Revised Meeting Question and the Original Meeting Question is that the Revised Meeting Question notes certain disclosure that was made in Sovereign's 2005 proxy statement. Such disclosure indicated, more than a year in advance, an expectation that the 2006 Annual Meeting would be held on or about April 20, 2006, but did not state that a date had been set for the 2006 Annual Meeting or that if the 2006 Annual Meeting were not held on or about April 20, 2006, it would be "postponed."

5.	"Question 7: Do you agree that we shareholders need new directors on Sovereign’s Board of Directors to look out for shareholder interests?"

Jeffrey B. Werbitt, Esq.

March 3, 2006

Question 7 in the Revised Script amounts to little more than an allegation that is not factually supported and which impugns the character, integrity and personal reputation of, and makes charges of illegal and improper conduct with respect to, the directors of Sovereign. By stating that "shareholders need new directors ... to look out for shareholder interests", Question 7 of the Revised Script is inherently misleading because it falsely implies that Sovereign's directors have failed to properly represent and protect the interests of the Company and its shareholders. There is absolutely no factual support for such an allegation which clearly misstates and distorts the facts, is wrong, inflammatory and is designed to mislead shareholders into believing that Sovereign's directors have breached their fiduciary duties. Such baseless allegation is a direct violation of Note (b) to Rule 14a-9.

Jeffrey B. Werbitt, Esq.

March 3, 2006

**********************************************

If the Staff has any questions concerning these matters, or requires any further information, please call the undersigned at (212) 735-3360 or one of my colleagues, William S. Rubenstein at (212) 735-2642 or Daniel I. Ganitsky at (212) 735-3032.

Very truly yours,

/s/ Daniel E. Stoller

Daniel E. Stoller

cc:	Jay S. Sidhu (Chairman, President and Chief Executive Officer of Sovereign
Bancorp, Inc.)
David A. Silverman, Esq. (Senior Vice President, General Counsel and Secretary of
Sovereign Bancorp, Inc.)
Richard Toomey, Esq. (Senior Vice President, Sovereign Bancorp, Inc.)
Joseph M. Harenza, Esq. (Partner of Stevens & Lee P.C.)